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Subject to Completion. Dated February    , 2002.

Preliminary Prospectus Supplement to Prospectus dated February    , 2002.

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

5,000,000 Shares

Common Stock

        The common stock is listed on the New York Stock Exchange under the symbol "AEE". The last reported sale price of the common stock on February 15, 2002 was $42.00 per share.

        Under a separate prospectus supplement, we are concurrently offering up to 13,800,000 equity security units. This offering of common stock and the equity security units offering are not contingent upon each other.

        See "Risk Factors" beginning on page S-7 to read about certain factors you should consider before buying shares of common stock.

        Neither the Securities and Exchange Commission nor any other federal or state regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Ameren	$	$

        To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from Ameren at the initial price to public, less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2002.

Goldman, Sachs & Co.
Lehman Brothers
A.G. Edwards & Sons, Inc.
Salomon Smith Barney

Prospectus Supplement dated                          , 2002.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement, including the accompanying prospectus and the documents incorporated by reference, which are described under "Where You Can Find More Information" in the accompanying prospectus. This prospectus supplement and the accompanying prospectus contain or incorporate forward-looking statements. Forward-looking statements should be read with the cautionary statements and important factors included in the accompanying prospectus under "Forward-Looking Statements."

Ameren Corporation

        Ameren is a public utility holding company registered under the Public Utility Holding Company Act of 1935 and headquartered in St. Louis, Missouri. Ameren has operating subsidiaries principally engaged in the generation, transmission and sale of electric energy and the purchase, transmission and sale of natural gas. Ameren's principal operating subsidiaries are:

  •
  Union Electric Company, or AmerenUE, which is the largest electric utility in Missouri and supplies electric service to about 1.2 million customers and natural gas service to approximately 125,000 customers in a 24,500 square mile territory in Illinois and Missouri, including the greater St. Louis area;

  •
  Central Illinois Public Service Company, or AmerenCIPS, which supplies electric service to about 325,000 customers and natural gas service to about 175,000 customers in an approximately 20,000 square mile territory in Central and Southern Illinois; and

  •
  AmerenEnergy Generating Company, which operates the non-regulated electric generation business of Ameren, and commenced operations on May 1, 2000 when AmerenCIPS transferred to AmerenEnergy Generating all of its net electric generating assets at net book value.

        Through AmerenUE and AmerenEnergy Generating, Ameren owns generation plants with capacity of approximately 12,775 megawatts, making it the holder of the largest market share of installed generating capacity within the Mid-American Interconnected Network, one of the ten regional electric reliability councils in the U.S. Approximately 70% of Ameren's generating capacity is owned by AmerenUE and is therefore regulated by the states of Missouri and Illinois; the remaining 30% is owned by AmerenEnergy Generating. The majority of AmerenEnergy Generating's capacity is committed to AmerenCIPS to meet its native load requirements through a purchase-power agreement expiring in December 2004. Ameren's generating plants run on a diverse mix of fuels including coal, nuclear, gas and hydro.

        Since 1998, Ameren's earnings per share have grown at a compound annual growth rate of approximately 6.5%. Management believes that Ameren benefits from a diverse customer base and a strategic Midwest location, which enhances its ability to purchase and market power. Ameren continues to focus on cost management and providing safe and reliable customer service. Ameren's current electric base rates are below the national average for utilities.

        Management believes that Ameren benefits from a sophisticated marketing and trading business that is designed to optimize Ameren's generating assets while limiting overall risk to Ameren. Management also believes that its marketing and trading business is governed by conservative risk management policies.

        Our principal executive offices are located at 1901 Chouteau Avenue, St. Louis, Missouri 63103 and our telephone number is (314) 621-3222.

        In this prospectus supplement, "Ameren," "we," "us" and "our" refer to Ameren Corporation and, unless the context otherwise indicates, do not include our subsidiaries.

Recent Development

        In January 2002, the Missouri Public Service Commission, or Missouri PSC, issued an order in response to the Missouri PSC Staff's excess earnings complaint, which had been filed in July 2001 upon the expiration of AmerenUE's alternative regulation plan. In its original complaint, the Staff proposed a $213 to $250 million annual reduction in AmerenUE's electric revenues and utilized a test year of July 2, 1999 to June 30, 2000. In its order, the Missouri PSC established the test year to be July 1, 2000 through June 30, 2001, with updates permitted through September 30, 2001. In addition, the Missouri PSC set a revised procedural schedule in the matter. Under the new schedule, the Staff will file direct testimony on March 1, 2002. Similar to its original recommendation in July 2001, the Staff may propose a significant reduction in AmerenUE's annual electric revenues. AmerenUE is scheduled to file rebuttal testimony on May 10, 2002 and hearings are scheduled to begin in July 2002. The Missouri PSC is not bound by any of the parties' recommendations. Any rate reduction ultimately determined by the Missouri PSC would be retroactive to April 1, 2002, regardless of when a decision is issued, which may not occur until the fourth quarter of 2002. For additional information, please see "Risk Factors".

The Offering

        All of the shares of our common stock offered hereby are being sold by us.

Common stock offered	5,000,000 shares
Common stock outstanding as of December 31, 2001	138,045,639 shares
Common stock outstanding as of December 31, 2001 adjusted for the offering	143,045,639 shares
New York Stock Exchange symbol	"AEE"
Common stock price range from January 1, 2001 to February 15, 2002	$36.53 to $46.00
Current indicated annual dividend rate	$2.54
Use of proceeds	To reduce our short-term indebtedness and the short-term indebtedness of one of our subsidiaries and for general corporate purposes.
Risk factors	You should carefully consider the information set forth under "Risk Factors" before investing in our common stock.

        The number of shares of common stock offered and to be outstanding immediately after this offering does not include 750,000 shares of common stock that the underwriters have an option to purchase from us within 30 days of the date of this prospectus supplement.

        For a complete description of our common stock, please refer to "Description of Common Stock" in the accompanying prospectus.

Concurrent Offering

        In addition to the common stock offered by this prospectus supplement, we are concurrently offering up to 13,800,000 equity security units by a separate prospectus supplement. On                    , 2005, the stock purchase date relating to the equity security units, we may issue between              and            shares of our common stock (depending on the applicable market value of our common stock) in settlement of the purchase contracts comprising a portion of the units. This offering of common stock and the equity security units offering are not contingent upon each other.

Summary Financial Data

        The summary historical consolidated financial data of Ameren set forth below has been derived from the consolidated financial statements of Ameren, which have been audited by PricewaterhouseCoopers LLP, independent auditors, and incorporated by reference in this prospectus supplement and the accompanying prospectus from Ameren's Annual Report on Form 10-K for the year ended December 31, 2000 and Ameren's Current Report on Form 8-K filed with the SEC on February 14, 2002. This information is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Ameren and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

	Year Ended December 31,
	2001	2000	1999
	(in millions, except per share data)
Statement of Income Data:
Operating revenues	$4,506	$3,857	$3,536
Operating expenses	3,841	3,217	2,974
Operating income	665	640	562
Income before cumulative effect of change in accounting principle	476	457	385
Cumulative effect of change in accounting principle, net of income taxes	(7)	—	—
Net income	469	457	385
Earnings per common share
Basic	3.41	3.33	2.81
Diluted	3.40	3.33	2.81
	As of December 31,
	2001	2000	1999
	(in millions)
Balance Sheet Data:
Total assets	$10,401	$9,714	$9,178
Long-term debt, less current maturities	2,835	2,745	2,448
Preferred stock not subject to mandatory redemption	235	235	235
Common stockholders' equity	3,349	3,197	3,090

RISK FACTORS

        In considering whether to purchase the common stock, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below, as well as the factors listed in "Forward-Looking Statements" in the accompanying prospectus.

The outcome of the Missouri Public Service Commission Staff's excess earnings complaint against AmerenUE could have a material adverse effect on us.

        After AmerenUE's experimental alternative regulation plan for its Missouri retail customers expired on June 30, 2001, the Missouri PSC Staff filed an excess earnings complaint against AmerenUE with the Missouri PSC in July 2001. The complaint proposed to reduce AmerenUE's annual electric revenues between $213 million and $250 million. The Staff's recommendation also proposed a return on equity between 9.04% and 10.04% based on a test year of July 1, 1999 through June 30, 2000.

        In January 2002, the Missouri PSC issued an order that established the test year to be July 1, 2000 through June 30, 2001 (with permitted updates through September 30, 2001) and set a revised procedural schedule in the matter. Under the new schedule, the Missouri PSC Staff will file direct testimony on March 1, 2002. The Staff, similar to its original recommendation, may propose a significant reduction in AmerenUE's annual electric revenues. AmerenUE is scheduled to file rebuttal testimony on May 10, 2002 and hearings are scheduled to begin in July 2002. The Missouri PSC is not bound by any of the parties' recommendations. Any rate reduction ultimately determined by the Missouri PSC would be retroactive to April 1, 2002, regardless of when a decision is issued, which may not occur until the fourth quarter of 2002. The outcome of the Missouri PSC's decision in this matter, which we cannot predict, could have a material adverse effect on our financial position, results of operations and liquidity.

Increased federal and state environmental regulation may have a material adverse effect on us.

        Approximately 67% of our generating capacity is coal-fired. The balance is nuclear, gas-fired and hydro. The EPA is currently working on new ambient standards with respect to SO2 and NOx emissions as well as on regulations and guidelines to regulate mercury emissions and air pollution from coal-fired power plants. In addition, the U.S. Congress has been working on legislation to consolidate the numerous air pollution regulations facing the utility industry. There is significant uncertainty with respect to the content of these regulations, guidelines and legislation. Any of these regulations, guidelines or legislation could add significant pollution control costs to our generating assets, although perhaps not until later in the decade.

        The State of Illinois has developed a NOx control regulation for utility generating plant boilers consistent with an EPA program aimed at reducing ozone levels in the eastern United States. In February 2002, the EPA proposed similar rules for Missouri. We currently estimate that our capital expenditures to comply with the final NOx regulations in Missouri and Illinois could range from $300 million to $350 million.

        We cannot predict the ultimate effect of any new environmental regulations, guidelines or legislation on our financial condition, results of operations and liquidity.

USE OF PROCEEDS

        The net proceeds to be received by us from this offering, after deducting the underwriters' discount and estimated expenses, are estimated to be approximately $     million, or $     million if the underwriters' option to purchase additional shares is exercised in full. We anticipate using the aggregate net proceeds from this offering of our common stock, together with the net proceeds from the concurrent offering of our equity security units, to reduce our short-term indebtedness and the short-term indebtedness of one of our subsidiaries, which was generally incurred to fund construction and capital expenditures, and for general corporate purposes. As of December 31, 2001, we, along with one of our subsidiaries, had outstanding an aggregate of approximately $594 million of outstanding short-term borrowings, with a weighted average maturity of approximately 17 days and bearing an average interest rate of approximately 1.87%.

CAPITALIZATION

        The following table sets forth our actual capitalization as of December 31, 2001 and as adjusted to give effect to (1) the issuance and sale in January 2002 of $100 million aggregate principal amount of our 5.70% Notes due February 1, 2007 and the application of the net proceeds therefrom to reduce short-term debt, (2) the concurrent offering of 12,000,000 equity security units at an assumed initial public offering price of $25.00 per unit, assuming no exercise of the underwriters' option to purchase additional equity security units, and the anticipated application of the estimated net proceeds therefrom to reduce short-term debt, and (3) this offering of 5,000,000 shares of our common stock at an assumed public offering price of $42.00 per share (which was the last reported sale price of our common stock on the New York Stock Exchange on February 15, 2002), assuming no exercise of the underwriters' option to purchase additional shares, and the anticipated application of the estimated net proceeds therefrom to reduce short-term debt. From time to time, we may issue additional debt or equity securities. The following information is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus supplement and the accompanying prospectus, and the information provided in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

	As of December 31, 2001
	Actual	As Adjusted		Percentage As Adjusted
	(in millions of dollars)
Short-term debt, including current maturities of long-term debt	$780	$191		3%
Long-term debt, less current maturities(1)	2,835	3,235		45
Preferred stock not subject to mandatory redemption	235	235		3
Common stockholders' equity	3,349	3,539	(1)	49

Total capitalization	$7,199	$7,200		100%

(1)
No adjustment has been made to reflect entries with respect to the purchase contracts which are part of the concurrent equity security units offering.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is listed and traded on the New York Stock Exchange under the symbol "AEE." The following table provides, for the calendar quarters indicated, the high and low prices per share of our common stock on the New York Stock Exchange for the periods shown below as reported on the New York Stock Exchange Composite Tape and the amount of per-share dividends paid in the periods indicated.

Period	High	Low	Dividends Paid
2000:
First Quarter	$34.25	$27.5625	$0.635
Second Quarter	38.00	30.625	0.635
Third Quarter	43.6875	34.0625	0.635
Fourth Quarter	46.9375	37.375	0.635
2001:
First Quarter	46.00	37.3125	0.635
Second Quarter	45.48	40.20	0.635
Third Quarter	43.45	36.53	0.635
Fourth Quarter	42.90	37.80	0.635
2002:
First Quarter (through February 15, 2002)	43.85	41.49	(1)

(1)
On February 8, 2002, our board of directors declared a quarterly common stock dividend of 63.5 cents per share, to holders of record on March 11, 2002, payable March 29, 2002.

        On February 15, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $42.00. As of December 31, 2001, there were approximately 101,455 holders of record of our common stock.

UNDERWRITING

        Ameren and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares set forth in the following table. Goldman, Sachs & Co., Lehman Brothers Inc., A.G. Edwards & Sons, Inc. and Salomon Smith Barney Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Lehman Brothers Inc.
A.G. Edwards & Sons, Inc.
Salomon Smith Barney Inc.

Total	5,000,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from Ameren to cover such sales. The underwriters may exercise that option within 30 days of the date of this prospectus supplement. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportions as set forth above.

        The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by Ameren. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 750,000 additional shares.

Paid by Ameren Corporation	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to $            per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount from the initial price to public of up to $            per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

        Ameren has agreed for a period of 90 days, subject to certain exceptions (including the concurrent offering of its equity security units), and its senior executive officers have agreed for a period of 90 days, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, shares of its common stock, securities convertible into or exchangeable or exercisable for any shares of its common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of its common stock, without the prior written consent of Goldman, Sachs & Co.

        In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Ameren in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares from Ameren. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-covering transactions.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Ameren estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

        This prospectus supplement and accompanying prospectus in electronic format will be made available on a web site maintained by Goldman, Sachs & Co. and may also be made available on web sites maintained by other underwriters. Other than this prospectus supplement and accompanying prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of this prospectus supplement and accompanying prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by Goldman, Sachs & Co. to underwriters that may make Internet distributions on the same basis as other allocations.

        Ameren has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, including investment banking and commercial banking transactions, and perform services for, Ameren and its affiliates in the ordinary course of business. Goldman, Sachs & Co. and Lehman Brothers Inc. are also acting as underwriters for Ameren's concurrent offering of equity security units.

LEGAL MATTERS

        The validity of the shares will be passed upon for Ameren Corporation by Steven R. Sullivan, Esq., our Vice President, General Counsel and Secretary, and by Thelen Reid & Priest LLP, New York, New York. Certain legal matters relating to the shares will be passed upon for the underwriters by Pillsbury Winthrop LLP, New York, New York. Pillsbury Winthrop LLP represents Ameren from time to time in connection with various other matters.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

TABLE OF CONTENTS
Prospectus Supplement

5,000,000 Shares

Ameren Corporation

Common Stock

Goldman, Sachs & Co.
Lehman Brothers
A.G. Edwards & Sons, Inc.
Salomon Smith Barney

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PROSPECTUS SUPPLEMENT SUMMARY
Ameren Corporation
Recent Development
The Offering
Concurrent Offering
Summary Financial Data
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
UNDERWRITING
LEGAL MATTERS